21001969

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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02 2021
Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53117

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2020** (MM/DD/YY) AND ENDING **12/31/2020** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Cammack LaRhette Brokerage, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 William Street, Suite 215
(No. and Street)

Wellesley (City) **MA** (State) **02481** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Volo **781-997-1426**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Dannible & McKee, LLP
(Name - if individual, state last, first, middle name)

Financial Plaza 221 So. Warren Street (Address) **Syracuse** (City) **NY** (State) **13202** (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Michael Volo, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Cammack LaRhette Brokerage, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

State of Virginia County of Chesapeake
Subscribed and sworn to before me on this 22nd day of February 2021, by Michael Volo

Michael Volo
Signature

President
Title

Torey Dionte Boone
Notary Public

Torey Dionte Boone
REGISTRATION NUMBER 7900547
COMMISSION EXPIRES July 31, 2024

Notarized online using audio-video communication

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [√] (c) Statement of Income (Loss).
- [√] (d) Statement of Cash Flows
- [√] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [√] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [√] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAMMACK LARHETTE BROKERAGE, INC.
(An S corporation)
December 31, 2020

CONTENTS

DANNIBLE & MCKEE, LLP
Certified Public Accountants and Consultants
Financial Plaza, 221 S. Warren St., Syracuse, New York 13202-1628
(315) 472-9127 Fax (315) 472-0026

Report of Independent Registered Public Accounting Firm

February 22, 2021

To the Board of Directors and Stockholder of
Cammack LaRhette Brokerage, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cammack LaRhette Brokerage, Inc. (an S Corporation) (the "Company"), as of December 31, 2020, the related statements of income, changes in stockholder's equity and cash flows for the year then ended, and the related notes and computation of net capital and aggregate indebtedness (Schedule I) (collectively referred to as financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Cammack LaRhette Brokerage, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. Federal Securities Laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The schedule of computation of net capital and aggregate indebtedness (Schedule I) has been subjected to audit procedures performed in conjunction with the audit of Cammack LaRhette Brokerage, Inc.'s financial statements. The supplemental information is the responsibility of Cammack LaRhette Brokerage, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule of computation of net capital and aggregate indebtedness is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dannible & McKee, LLP

Dannible & McKee, LLP

We have served as Cammack LaRhette Brokerage, Inc.'s auditors since 1998.

Syracuse, New York

CAMMACK LARHETTE BROKERAGE, INC.
(An S corporation)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS		
Current Assets		
Cash and cash equivalents (Note 1)	$	146,832
FINRA deposit		1,493
Distribution fees receivable (Note 1)		22,215
Prepaid expenses		8,110
Total assets	$	178,650
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities		
Accrued expenses	$	16,325
		16,325
Stockholder's equity		
Common stock, $1 par value,		
1,000 shares authorized,		
100 shares issued and outstanding		100
Retained earnings		162,225
Stockholder's equity		162,325
Total liabilities and stockholder's equity	$	178,650

The accompanying footnotes are an integral part of these financial statements.

CAMMACK LARHETTE BROKERAGE, INC.
(An S corporation)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2020

Revenues:	
Recurring flat fee / commissions	$ 324,951
Recurring consulting	(8,691)
Total Revenue	316,260
Expenses:	
General and administrative	65,331
Business development	15,430
Total Expenses	80,761
Income before other expenses and income taxes	235,499
Other expenses:	
Management fees (Note 2)	(179,000)
Income before income taxes	56,499
Provision for income tax expenses:	
Current State and Local	6,351
Net Income	$ 50,148

The accompanying footnotes are an integral part of these financial statements.

CAMMACK LARHETTE BROKERAGE, INC.
(An S Corporation)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

	Common Shares	Stock Amount	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2019	100	$ 100	$ 192,077	$ 192,177
Stockholder's distributions (Note 2)			(80,000)	(80,000)
Net income			50,148	50,148
Balance at December 31, 2020	100	$ 100	$ 162,225	$ 162,325

The accompanying footnotes are an integral part of these financial statements.

CAMMACK LARHETTE BROKERAGE INC.
(An S Corporation)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

Cash from operating activities:		
Net income	$	50,148
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in FINRA Deposit		1,234
Decrease in commissions receivable		8,691
Decrease in prepaid expenses		1,167
Increase in accrued expenses		3,325
Total adjustments		14,417
Net cash provided by operating activities		64,565
Cash used in financing activities:		
Stockholder's distributions		(80,000)
Net decrease in total cash		(15,435)
Cash at beginning of the year		162,267
Cash at end of the year	$	146,832
SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITY:		
Income taxes paid	$	6,351

The accompanying footnotes are an integral part of these financial statements.

CAMMACK LARHETTE BROKERAGE, INC.
(An S Corporation)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

NOTES TO FINANCIAL STATEMENTS:

NOTE 1 – Summary of significant accounting policies:

Cammack LaRhette Brokerage, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC), and the Financial Regulatory Authority, Inc. (FINRA). The Company is incorporated in the Commonwealth of Massachusetts, effective February 1, 2007, and became a wholly-owned Subsidiary of Charles W. Cammack Associates, Inc. ("the Parent"), pursuant to an acquisition. The Company provides hospitals and other similar non-profit and for-profit groups with pension plan design, implementation and ongoing pension-related services. The Company earns all of its revenues from other broker-dealers and direct consulting.

Revenue recognition – Commissions are computed:

1) as a percentage of the amount of funds that the employee/employer of the Company's clients invests in their retirement accounts:

2) as a percentage of the total assets invested by the employee and employer: and

3) fixed fee charges. The amounts are paid to the Company by vendors that sell investment products to the Company's clients.

Cash and cash equivalents - For purposes of the statement of cash flows, the Company considers all short-term investments with a maturity of three months or less, when purchased, to be cash equivalents.

Receivables and credit policies – Distribution fees receivables are unsecured customer obligations, which are due under normal trade terms requiring payment within thirty days from the invoice date. Interest is not accrued on outstanding receivables.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will be collected. At December 31, 2020, management believes that an allowance for doubtful accounts is not required.

Concentration of credit risk – The majority of the Company's income is derived from the distribution fees earned from sales of products by a select group of investment companies. In 2020, approximately 48% of distribution fees earned came from three customers. Outstanding receivables at December 31, 2020, are due primarily from investment companies and are unsecured. Cash amounts held by financial institutions are insured by the Federal Deposits Insurance Corporation (FDIC). Balances in excess of the FDIC insurance are subject to normal credit risk.

NOTE 1 – Summary of significant accounting policies (continued):

Subsequent events – During 2020, the Company entered into an asset purchase agreement, where by all the assets would be sold. During January 2021, this transaction was completed, and the Company was purchased by a third party. Management has evaluated subsequent events through February 22, 2021, the date that the financial statements were available for issue.

Income taxes – For income tax purposes, the Company is a Qualified Subchapter S Subsidiary. In this regard, for Federal and most state and local purposes, the liability for Federal and certain state and local income taxes are passed through to the stockholder, whether or not the income giving rise to such taxes has been distributed. The Company is subject to certain state and local taxes. Cash paid for state and local income taxes was $6,351 in 2020.

The Company does not believe that there are any significant exposures from uncertain tax positions. The Company will include interest on income tax liabilities in interest expense and penalties in operations, if such amounts arise. The Company is no longer subject to examination by tax authorities for the closed tax years before 2017.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE 2 – Related party transactions:

The Company has entered into a management agreement with the Parent. Management fees are charged in consideration of salaries, and certain operating expenses and other general and administrative expenses incurred on behalf of the Company. The Company was charged by the Parent $179,000 for management fees for the year ended December 31, 2020. The Company paid distributions to the Parent of $80,000 for the year ended December 31, 2020.

CAMMACK LARHETTE BROKERAGE, INC.
(An S Corporation)
NOTES TO FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2020

NOTE 3 – Net capital requirements:

The Company is subject to the Securities and Exchange Uniform Net Capital Rule (SEC Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1 (and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds 10-to-1).

The minimum net capital requirement is the greater of:

- 6 2/3% of aggregate indebtedness, or

- the minimum dollar requirement ($5,000).

At December 31, 2020, the Company had net capital of $130,507, which was $125,507 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.125 to 1 at December 31, 2020.

Note 4 - Risks and uncertainties:

During fiscal 2020, local, U.S., and world governments have encouraged self-isolation to curtail the spread of the global pandemic, Coronavirus Disease (COVID-19), by mandating temporary work stoppage in many sectors and imposing limitations on travel and size and duration of group meetings. Most industries are experiencing disruption to business operations and the impact of reduced consumer spending. There is unprecedented uncertainty surrounding the duration of the pandemic, its potential economic ramifications, and any government actions to mitigate them. As the situation evolves, the Company continues to closely monitor the impact of the COVID-19 pandemic on all aspects of the business, including how it impacts customers, subcontractors, suppliers, vendors and employees, in addition to how the COVID-19 pandemic impacts the Company's ability to provide services to our customers. We believe the ultimate impact of the COVID-19 pandemic on operating results, cash flows and financial condition is likely to be determined by factors which are uncertain, unpredictable and outside of the Company's control. The situation surrounding COVID-19 remains fluid, and if disruptions do arise, they could materially adversely impact business.

SCHEDULE I

CAMMACK LARHETTE BROKERAGE, INC.
(An S corporation)
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2020

Net Capital:	
Total Stockholder's Equity	$ 162,325
Adjustments to Net Capital:	
Accounts receivable and other assets	(31,818)
Net Capital, as defined	$ 130,507
Less: Minimum net capital requirements at 6 2/3% of aggregate indebtedness ($5,000 if higher)	$ 5,000
Excess Net Capital	$ 125,507
Aggregate Indebtedness:	
Accrued expenses	$ 16,325
Ratio Of Aggregate Indebtedness To Net Capital	.125 to 1

NOTE: There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

DANNIBLE & MCKEE, LLP
Certified Public Accountants and Consultants
Financial Plaza, 221 S. Warren St., Syracuse, New York 13202-1628
(315) 472-9127 Fax (315) 472-0026

Report of Independent Registered Public Accounting Firm

February 22, 2021

To the Board of Directors and Stockholder of
Cammack LaRhette Brokerage, Inc.

We have reviewed management's statements, included in the accompanying exemption report, under which (1) Cammack LaRhette Brokerage, Inc. did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release and (2) Cammack LaRhette Brokerage, Inc. stated that Cammack LaRhette Brokerage, Inc. met the identified conditions for such reliance throughout the most recent fiscal year without exception. Cammack LaRhette Brokerage, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cammack LaRhette Brokerage, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

Dannible & McKee, LLP

Dannible & McKee, LLP
Syracuse, New York

CAMMACK LARHETTE BROKERAGE, INC.
(An S corporation)
Exemption Report
December 31, 2020

Cammack LaRhette Brokerage, Inc ("Company"), is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

- The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3.

- The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services.

- The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers.

- The Company did not carry accounts of or for customers throughout the most recent fiscal year without exception.

- The Company had no exceptions under SEC Rule 15c3-3 throughout the year ended December 31, 2020.

I, Michael Volo, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Michael Volo

President

Cammack LaRhette Brokerage, Inc.